UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 22)*

                      Coca-Cola Bottling Co. Consolidated
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                   191098102
                                 (CUSIP Number)


                                 Gary P. Fayard
               Senior Vice President and Chief Financial Officer
                             The Coca-Cola Company
                              One Coca-Cola Plaza
                             Atlanta, Georgia 30313
                                 (404) 676-2121
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                           Carol Crofoot Hayes, Esq.
                             The Coca-Cola Company
                              One Coca-Cola Plaza
                             Atlanta, Georgia 30313
                                 (404) 676-2121
                               September 28, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  - 191098102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        THE COCA-COLA COMPANY
        58-0628465

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [X]
                                                                (b)     [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        N/A                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

                7       SOLE VOTING POWER
                                None
NUMBER OF
SHARES          8       SHARED VOTING POWER
BENEFICIALLY            1,984,495 shares of Common Stock, $1.00 par value per
OWNED BY                share
EACH            9       SOLE DISPOSITIVE POWER
REPORTING               1,984,495 shares of Common Stock, $1.00 par value per
PERSON WITH             share
                10      SHARED DISPOSITIVE POWER
                        None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.05%

14      TYPE OF REPORTING PERSON*
        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
CUSIP No.  - 191098102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        THE COCA-COLA TRADING COMPANY LLC
        59-1764184

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [X]
                                                                (b)     [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        N/A                             [   ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

                7       SOLE VOTING POWER
                        None
NUMBER OF
SHARES          8       SHARED VOTING POWER
BENEFICIALLY            1,984,495 shares of Common Stock, $1.00 par value per
OWNED BY                share
EACH            9       SOLE DISPOSITIVE POWER
REPORTING               1,984,495 shares of Common Stock, $1.00 par value per
PERSON WITH             share
               10       SHARED DISPOSITIVE POWER
                        None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.05%

14      TYPE OF REPORTING PERSON*
        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
CUSIP No.  - 191098102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        COCA-COLA OASIS, INC.
        88-0320762

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [X]
                                                                (b)     [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        N/A                             [   ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

                7       SOLE VOTING POWER
                        None
NUMBER OF
SHARES          8       SHARED VOTING POWER
BENEFICIALLY            1,984,495 shares of Common Stock, $1.00 par value per
OWNED BY                share
EACH            9       SOLE DISPOSITIVE POWER
REPORTING               1,984,495 shares of Common Stock, $1.00 par value per
PERSON WITH             share
               10       SHARED DISPOSITIVE POWER
                        None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.05%

14      TYPE OF REPORTING PERSON*
        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
CUSIP No.  - 191098102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
        58-2056767

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [X]
                                                                (b)     [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        N/A                             [   ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

                7       SOLE VOTING POWER
                        None
NUMBER OF
SHARES          8       SHARED VOTING POWER
BENEFICIALLY            1,984,495 shares of Common Stock, $1.00 par value per
OWNED BY                share
EACH            9       SOLE DISPOSITIVE POWER
REPORTING               1,984,495 shares of Common Stock, $1.00 par value per
PERSON WITH             share
               10       SHARED DISPOSITIVE POWER
                        None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [   ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.05%

14      TYPE OF REPORTING PERSON*
        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                AMENDMENT NO. 22
                                       TO
                STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

     This Amendment No. 22 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 21 (the "Schedule 13D"). Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

     Item 2 is hereby amended and restated as follows:

     This statement is being filed by The Coca-Cola Company, and three of The Coca-Cola Company's direct or indirect wholly owned subsidiaries, namely The Coca-Cola Trading Company LLC ("Trading Company"), Coca-Cola Oasis, Inc. ("Oasis") and Carolina Coca-Cola Bottling Investments, Inc. ("Carolina" and, together with The Coca-Cola Company, Trading Company and Oasis, the "Reporting Persons"). Each of The Coca-Cola Company, Oasis and Carolina is a Delaware corporation, having its principal executive office at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404)676-2121. Trading Company is a Delaware limited liability company, having its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404)676-2121. Carolina is a direct wholly owned subsidiary of Oasis, Oasis is a direct wholly owned subsidiary of Trading Company, and Trading Company is a direct wholly owned subsidiary of The Coca-Cola Company.

     The Coca-Cola Company is the largest manufacturer, distributor and marketer of soft drink concentrates and syrups in the world, as well as the world's largest distributor and marketer of juice and juice-drink products.

     Certain information with respect to the directors or managers and executive officers of the Reporting Persons is set forth in Exhibit A(99.1) attached hereto, including each director's or manager's, as applicable, and each executive officer's business address, present principal occupation or employment, citizenship and other information.

     None of the Reporting Persons nor, to the best of their knowledge, any director, manager, executive officer or controlling person of any Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, manager, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

     Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

          Piedmont Coca-Cola Bottling Partnership (formerly known as CCBCC Coca-Cola Bottling Partnership and Carolina Coca-Cola Bottling Partnership, and called the "Partnership" in this Amendment), was formed pursuant to a Partnership Agreement dated July 2, 1993 ("Partnership Agreement") between Carolina Coca-Cola Bottling Investments, Inc., a subsidiary of The Coca-Cola Company ("KO Subsidiary"), and subsidiaries of Coca-Cola
     Bottling Co. Consolidated ("Coke Consolidated"). Representatives of The Coca-Cola Company and Coke Consolidated have had numerous discussions regarding the potential acquisition by Coke Consolidated of approximately 9% of KO Subsidiary's interest in the Partnership.

          The Coca-Cola Company representatives have now received management approval to begin negotiation of definitive transaction documents, and the parties desire to close the transaction under consideration in January 2002. However, until definitive documentation is executed, the parties have no binding legal obligation to close the proposed transaction. There can be no assurance that an agreement with respect to such a transaction will be reached, or, if an agreement is reached, that its terms will be on terms consistent with those described above or that any transaction will be consummated. The proposed sale of KO Subsidiary's interest would not affect the ability of KO Subsidiary to continue to appoint two members to the Executive Committee of the Partnership.

          The Coca-Cola Company invests in bottling operations such as Coke Consolidated in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, The Coca-Cola Company regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Coke Consolidated. As part of this review, The Coca-Cola Company from time to time may consider, evaluate and propose various possible transactions involving Coke Consolidated or its subsidiaries, which could include, without limitation:

     (i) the possible acquisition of additional securities of Coke Consolidated, or the disposition of securities of Coke Consolidated;

     (ii) possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Coke Consolidated or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

     (iii) the possible acquisition by Coke Consolidated or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Coke Consolidated or its subsidiaries.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

        Exhibit A (99.1) - Directors and Executive Officers of the Reporting
                           Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE COCA-COLA COMPANY


                                        By:  /s/ Gary P. Fayard
                                                 ------------------------------
                                                 Gary P. Fayard
                                                 Senior Vice President and
                                                  Chief Financial Officer

Date: September 28, 2001

                                        THE COCA-COLA TRADING COMPANY LLC



                                        By:  /s/ Gary P. Fayard
                                                 ------------------------------
                                                 Gary P. Fayard
                                                 Senior Vice President and
                                                  Chief Financial Officer

Date:   September 28, 2001



                                        COCA-COLA OASIS, INC.



                                        By:  /s/ Gary P. Fayard
                                                 ------------------------------
                                                 Gary P. Fayard
                                                 Senior Vice President and
                                                  Chief Financial Officer

Date: September 28, 2001



                                        CAROLINA COCA-COLA BOTTLING
                                        INVESTMENTS, INC.



                                        By:  /s/ Gary P. Fayard
                                                 ------------------------------
                                                 Gary P. Fayard
                                                 Senior Vice President and
                                                  Chief Financial Officer

Date: September 28, 2001

                                 EXHIBIT INDEX



EXHIBIT                                 DESCRIPTION
-------                                 -----------

A (99.1)                Directors, Managers and Executive Officers of the
                        Reporting  Persons

                                EXHIBIT A (99.1)

           DIRECTORS AND EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of The Coca-Cola Company. Except as indicated below, each such person is a citizen of the United States. None of the directors and executive officers named below beneficially owns any Common Stock or Class B Common Stock of Coca-Cola Bottling Co. Consolidated. Directors of The Coca-Cola Company who are also executive officers of The Coca-Cola Company are indicated by an asterisk. Except as indicated below, the business address of each executive officer of The Coca-Cola Company is One Coca-Cola Plaza, Atlanta, Georgia 30313.


DIRECTORS OF THE COCA-COLA COMPANY


                              PRINCIPAL OCCUPATION
     NAME                        OR EMPLOYMENT                    ADDRESS
     ----                     --------------------                -------

Douglas N. Daft*        Chairman of the Board of Directors
                        and Chief Executive Officer of The
                        Coca-Cola Company

                        Mr. Daft is a citizen of Australia.

Herbert A. Allen        President and Chief Executive           Allen & Company
                        Officer of Allen & Company                Incorporated
                        Incorporated, a privately held          711 Fifth Avenue
                        investment banking firm                 New York, NY  10022

Ronald W. Allen         Consultant to and advisory director     Monarch Tower
                        of Delta Air Lines, Inc., a major       Suite 1745
                        U.S. air transportation company         3424 Peachtree Road, N.E.
                                                                Atlanta, GA  30326
Cathleen P. Black       President of Hearst Magazines, a        Hearst Magazines
                        unit of The Hearst Corporation, a       959 8th Avenue
                        major media and communications          New York, NY  10019
                        company

Warren E. Buffett       Chairman of the Board of Directors      Berkshire Hathaway Inc.
                        and Chief Executive Officer of          1440 Kiewit Plaza
                        Berkshire Hathaway Inc., a              Omaha, NE 68131
                        diversified holding company

Susan B. King           President of The Leadership             Duke University
                        Initiative, a support corporation       The Leadership Initiative
                        of Duke University, charged with        Box 90545
                        the establishment of undergraduate      Durham, NC 27708-0545
                        college leadership programs

Donald F. McHenry       Distinguished Professor in the          The IRC Group, LLC
                        Practice of Diplomacy and               1320 19th Street, N.W.
                        International Affairs, Georgetown       Suite 410
                        University; a principal owner and       Washington, DC   20036
                        President of The IRC Group, LLC, a
                        New York City and Washington, D.C.
                        consulting firm


                              PRINCIPAL OCCUPATION
     NAME                        OR EMPLOYMENT                    ADDRESS
     ----                     --------------------                -------

Sam Nunn                Partner in the law firm of King &       King & Spalding
                        Spalding since January 1997             191 Peachtree Street
                                                                Atlanta, GA 30303-1763

Paul F. Oreffice        Retired as Chairman of the Board        11120 North 107th Way
                        of Directors and Chief Executive        Scottdale, AZ 85259
                        Officer of The Dow Chemical
                        Company in 1992 (The Dow Chemical
                        Company is a diversified chemical,
                        metals, plastics and packaging
                        company)

James D. Robinson III   Chairman and Chief Executive            RRE Investors, LLC
                        Officer of RRE Investors, LLC, a        22nd Floor
                        private information technology          126 East 56th Street
                        venture investment firm; General        New York, NY 10022
                        Partner of RRE Ventures, L.P.; and
                        Chairman of Violy, Byorum &
                        Partners Holdings, LLC, a private
                        firm specializing in financial
                        advisory and investment banking
                        activities in Latin America

Peter V. Ueberroth      Investor and Chairman of The            The Contrarian Group,
                        Contrarian Group, Inc., a business      Inc.
                        management company                      Suite 111
                                                                1071 Camelback Street
                                                                Newport Beach, CA 92660

James B. Williams       Director and Chairman of the            SunTrust Banks, Inc.
                        Executive Committee of SunTrust         P.O. Box 4418
                        Banks, Inc., a bank holding             Atlanta, GA 30302
                        company


EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY



                              PRINCIPAL OCCUPATION
     NAME                        OR EMPLOYMENT                    ADDRESS
     ----                     --------------------                -------

Brian G. Dyson          Vice Chairman and Chief Operating Officer

Steven J. Heyer         Executive Vice President and President
                        and Chief Operating Officer, Coca-Cola
                        Ventures

Mary Minnick            Executive Vice President and President
                        and Chief Operating Officer, Coca-Cola
                        Asia Group

Alexander R.C. Allan    Executive Vice President and President
                        and Chief Operating Officer, Europe,
                        Eurasia and Middle East Group

James E. Chestnut       Executive Vice President, Operations
                        Support

                        Mr. Chestnut is a citizen of the United
                        Kingdom.

Carl Ware               Executive Vice President, Public Affairs

Deval L. Patrick        Executive Vice President and General
                        Counsel

Gary P. Fayard          Senior Vice President and Chief Financial
                        Officer

Stephen C. Jones        Senior Vice President and Chief Marketing
                        Officer

MANAGERS AND EXECUTIVE OFFICERS OF THE COCA-COLA TRADING COMPANY LLC

     Set forth below is the name, business address and present occupation or employment of each manager and executive officer of The Coca-Cola Trading Company LLC. Except as indicated below, each such person is a citizen of the United States. None of the managers and executive officers named below beneficially owns any Common Stock or Class B Common Stock of Coca-Cola Bottling Co. Consolidated. Managers of The Coca-Cola Trading Company LLC who are also executive officers of The Coca-Cola Trading Company LLC are indicated by an asterisk. Except as indicated below, the business address of each manager and executive officer of The Coca-Cola Trading Company LLC is One Coca-Cola Plaza, Atlanta, Georgia 30313.


MANAGERS OF THE COCA-COLA TRADING COMPANY, LLC


                              PRINCIPAL OCCUPATION
     NAME                        OR EMPLOYMENT                    ADDRESS
     ----                     --------------------                -------

James E. Chestnut       Executive Vice President, Operations
                        Support of The Coca-Cola Company

                        Mr. Chestnut is a citizen of the United
                        Kingdom.

Gary P. Fayard*         Senior Vice President and Chief Financial
                        Officer of The Coca-Cola Company

Deval L. Patrick        Executive Vice President and General
                        Counsel of The Coca-Cola Company

EXECUTIVE OFFICERS OF THE COCA-COLA TRADING COMPANY LLC


                              PRINCIPAL OCCUPATION
     NAME                        OR EMPLOYMENT                    ADDRESS
     ----                     --------------------                -------


Kenneth L. Carty        Assistant Vice President and Director of
                        Global Procurement and Trading of The
                        Coca-Cola Company; President of The
                        Coca-Cola Trading Company LLC

Steve M. Whaley         Vice President and General Tax Counsel of
                        The Coca-Cola Company; Vice President,
                        General Tax Counsel and Assistant
                        Treasurer of The Coca-Cola Trading
                        Company LLC

Gary P. Fayard          Senior Vice President and Chief Financial
                        Officer of The Coca-Cola Company; Vice
                        President and Chief Financial Officer of
                        The Coca-Cola Trading Company LLC

Vincent M. Gioe         Chief Financial Officer, Commercial
                        Product Supply of The Coca-Cola Company;
                        Vice President - Finance of The Coca-Cola
                        Trading Company LLC

G. Lynette White        Director of Marketing Finance of The
                        Coca-Cola Company; Vice President of The
                        Coca-Cola Trading Company LLC

William L. Hovis        Director of Global Products of The
                        Coca-Cola Company; Vice President of The
                        Coca-Cola Trading Company LLC

Frederick Yochum        Vice President of The Coca-Cola Company;
                        Director of Commercial Products Supply of
                        The Coca-Cola Company; Vice President of
                        The Coca-Cola Trading Company LLC

David M. Taggart        Vice President and Treasurer of The
                        Coca-Cola Company; Treasurer of The
                        Coca-Cola Trading Company LLC

Eduardo M. Carreras     Senior Intellectual Property Counsel of
                        The Coca-Cola Company; General Counsel of
                        The Coca-Cola Trading Company LLC

DIRECTORS AND EXECUTIVE OFFICERS OF COCA-COLA OASIS, INC.

     Set forth below is the name, business address, present occupation or employment of each director and executive officer of Coca-Cola Oasis, Inc. Except as indicated below, each such person is a citizen of the United States. None of the directors and executive officers named below beneficially owns any Common Stock or Class B Common Stock of Coca-Cola Bottling Co. Consolidated. Directors of Coca-Cola Oasis, Inc. who are also executive officers of Coca-Cola Oasis, Inc. are indicated by an asterisk. Except as indicated below, the business address of each director and executive officer of Coca-Cola Oasis, Inc. is One Coca-Cola Plaza, Atlanta, Georgia 30313.


DIRECTORS OF COCA-COLA OASIS, INC.


                              PRINCIPAL OCCUPATION
     NAME                        OR EMPLOYMENT                    ADDRESS
     ----                     --------------------                -------

James E. Chestnut       Executive Vice President, Operations
                        Support of The Coca-Cola Company

                        Mr. Chestnut is a citizen of the United
                        Kingdom.

Gary P. Fayard*         Senior Vice President and Chief Financial
                        Officer of The Coca-Cola Company

Charles B. Fruit*       Vice President and Chief of Staff,
                        Coca-Cola Marketing Division; Vice
                        President of The Coca-Cola Company

EXECUTIVE OFFICERS OF COCA-COLA OASIS, INC.


                              PRINCIPAL OCCUPATION
     NAME                        OR EMPLOYMENT                    ADDRESS
     ----                     --------------------                -------

Charles B. Fruit        Vice President and Chief of Staff,
                        Coca-Cola Marketing Division; Vice
                        President of The Coca-Cola Company;
                        President of Coca-Cola Oasis, Inc.

Gary P. Fayard          Senior Vice President and Chief Financial
                        Officer of The Coca-Cola Company; Chief
                        Financial Officer of Coca-Cola Oasis,
                        Inc.

David M. Taggart        Vice President and Treasurer of The
                        Coca-Cola Company; Vice President and
                        Treasurer of Coca-Cola Oasis, Inc.

W. Dexter Brooks        Assistant General Counsel of The
                        Coca-Cola Company; Vice President and
                        Assistant Secretary of Coca-Cola Oasis,
                        Inc.

Steve M. Whaley         Vice President and General Tax Counsel of
                        The Coca-Cola Company; Vice President and
                        General Tax Counsel of Coca-Cola Oasis,
                        Inc.

G. Lynette White        Director of Marketing Finance of The
                        Coca-Cola Company; Vice President of The
                        Coca-Cola Trading Company LLC

             DIRECTORS AND EXECUTIVE OFFICERS OF CAROLINA COCA-COLA
                           BOTTLING INVESTMENTS, INC.

Set forth below is the name, business address, present occupation or employment of each director and executive officer of Carolina Coca-Cola Bottling Investments, Inc. Except as indicated below, each such person is a citizen of the United States. None of the directors and executive officers named below beneficially owns any Common Stock or Class B Common Stock of Coca-Cola Bottling Co. Consolidated. Directors of Carolina Coca-Cola Bottling Investments, Inc. who are also executive officers of Carolina Coca-Cola Bottling Investments, Inc. are indicated by an asterisk. Except as indicated below, the business address of each director and executive officer of Carolina Coca-Cola Bottling Investments, Inc. is One Coca-Cola Plaza, Atlanta, Georgia 30313.

DIRECTORS OF CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.


                              PRINCIPAL OCCUPATION
     NAME                        OR EMPLOYMENT                    ADDRESS
     ----                     --------------------                -------

Gary P. Fayard*         Senior Vice President and Chief Financial
                        Officer of The Coca-Cola Company

Connie D. McDaniel*     Vice President and Controller of The
                        Coca-Cola Company

David M. Taggart*       Vice President and Treasurer of The
                        Coca-Cola Company

EXECUTIVE OFFICERS OF CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.


                              PRINCIPAL OCCUPATION
     NAME                        OR EMPLOYMENT                    ADDRESS
     ----                     --------------------                -------

Gary P. Fayard          Senior Vice President and Chief Financial
                        Officer of The Coca-Cola Company;
                        President of Carolina Coca-Cola Bottling
                        Investments, Inc.

Connie D. McDaniel      Vice President and Controller of The
                        Coca-Cola Company; Vice President and
                        Chief Financial Officer of Carolina
                        Coca-Cola Bottling Investments, Inc.

David M. Taggart        Vice President and Treasurer of The
                        Coca-Cola Company; Vice President,
                        Treasurer and Assistant Secretary of
                        Carolina Coca-Cola Bottling Investments,
                        Inc.

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